UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K/A
(Amendment No. 1)
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-11155
WESTMORELAND COAL COMPANY
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westmoreland Coal Company, 2 North Cascade Ave., 2nd Floor, Colorado Springs, CO 80903

Explanatory Note
This Amendment No. 1 (“Amendment”) to the Annual Report of Westmoreland Coal Company and Subsidiaries Employees’ Saving Plan on Form 11-K for the year ended December 31, 2009 (the “Form 11-K”) is being filed to include a revised version of Exhibit 23.1. Exhibit 23.1 was revised to include a reference to the Registration Statement (No. 333-166393) on Form S-8 of Westmoreland Coal Company. This reference was inadvertently omitted in Exhibit 23.1 previously filed. Except as described above, no other change has been made to the Form 11-K, and this Form 11-K/A does not amend, update or change any other Item or the disclosures in the Form 11-K in any way. This Form 11-K/A does not reflect events occurring after the filing of the Form 11-K or modify or update those disclosures, including any exhibits to the Form 11-K affected by subsequent events.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan
Date: August 4, 2010	/s/ Cindy Bulla
Cindy Bulla
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Ehrhardt Keefe Steiner & Hottman PC

4